Exhibit 99(2)


FOR MORE INFORMATION:
Denise Osterhues
The Dow Chemical Company
517-636-2876


April 30, 1998


DOW REQUESTS AMENDMENT TO AGREEMENT WITH MYCOGEN

The Dow Chemical Company, through its wholly owned subsidiary Dow AgroSciences LLC, announced today that it has requested an amendment to a 1996 agreement with Mycogen Corporation. The amendment would allow Dow AgroSciences to begin discussions regarding the acquisition of the remaining shares of Mycogen that it does not already own. Dow AgroSciences currently owns approximately 69 percent of Mycogen's outstanding shares.

The terms of Dow AgroSciences' 1996 agreement with Mycogen currently state that Dow AgroSciences cannot acquire the remaining shares of Mycogen before February 1999. If Mycogen's board of directors and the independent directors agree to amend the agreement, Dow AgroSciences is prepared to begin discussions immediately regarding a transaction in which Mycogen's minority shareholders would receive $20.50 in cash per share. Under the terms of the proposed amendment, any transaction would be subject to the prior approval of Mycogen's board of directors and the independent directors.

Dow AgroSciences LLC, based in Indianapolis, Indiana, is a global leader in providing pest management and biotechnology products that improve the quality and quantity of the earth's food supply and contribute to the safety, health and quality of life of the world's growing population. The company employs more than 3,000 people in over 50 countries and has worldwide sales of more than $2 billion. It is wholly owned subsidiary of The Dow Chemical Company and a majority shareholder of Mycogen Corporation, a technological leader in developing genetically enhanced crops.

The Dow Chemical Company is the fifth largest chemical company in the world, with annual sales of more than $20 billion. Dow manufactures and supplies chemicals, plastics and agricultural products for customers in 164 countries and employs approximately 43,000 people worldwide.


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